Exhibit 99.1
1701 Hollis Street Suite 400, Founders Square (PO Box 2067) Halifax, Nova Scotia B3J 2Z1, CANADA Tel: +1 (902) 468-0614 Fax: +1 (902) 468-0631 www.gammongold.com

September 28, 2009

Amendment & Restatement of December 31, 2008 Consolidated Financial Statements and
Management’s Discussion & Analysis

Gammon Gold Inc. (the "Company") has filed amended annual financial statements and amended annual Management’s Discussion and Analysis for the fiscal year ended December 31, 2008 for the purpose of filing restated audited consolidated financial statements of the Company for the fiscal year ended December 31, 2008, including the Report of Independent Registered Chartered Accountants with respect thereto.

During the preparation of the June 30, 2009 interim financial statements, the Company determined that certain items in the December 31, 2008 consolidated financial statements had been incorrectly translated into the Company’s functional currency, the United States dollar. In the Company’s Mexican operations, inventory is initially recorded in Mexican pesos. When translating these balances to the US dollar, the Company used the current exchange rate instead of the rate in effect when the costs were incurred. The impact of this adjustment was to change the inventory balances and production costs in each period. For the year ended December 31, 2008, the effect of the above was to increase inventories by $9.3 million, increase production costs by $0.6 million, reduce amortization and depletion by $0.3 million, and increase foreign exchange gains by $9.6 million. Net earnings increased by $9.3 million and basic and diluted net earnings per share increased from $0.25 and $0.25 to $0.34 and $0.33 per share respectively. There was no income tax effect as a result of this adjustment. There was no material impact of these changes on the opening deficit or accumulated other comprehensive income or on amounts reported prior to 2008.

In addition, the Company determined that upon initial adoption of Section 3031, Inventories, on January 1, 2008, a reversal should have been recorded for previously recognized net realizable value adjustments. Section 3031, Inventories, requires that when the net realizable value of inventory increases, previously recorded adjustments to reduce inventory to its net realizable value are reversed. On implementation of this section on January 1, 2008 the Company did not identify that there were previous net realizable value adjustments that were required to be reversed. The effect of this restatement is to increase inventories by $1.6 million at January 1, 2008, with a $1.1 million decrease to deficit and a $0.5 million increase to future income tax liabilities.

As a result, the Company incorrectly presented the consolidated balance sheet as at December 31, 2008, and the consolidated statements of operations and comprehensive income / (loss), cash flows and shareholders’ equity for the year ended December 31, 2008, and is correcting such presentation in the amended and restated consolidated financial statements. Further information on these adjustments and a reconciliation of amounts previously reported is contained in note 2 of the Company’s amended and restated consolidated financial statements for the year ended December 31, 2008.

/s/ Scott Perry
Scott Perry
Executive Vice President &
Chief Financial Officer
Gammon Gold Inc.